02057959

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of July & August, 2002.

Gentry Resources, Ltd.
(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F __

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.
(Registrant)

Date September 9, 2002

By: ______________________
Name: Christine Penner
Title: Corporate Administrator

GENTRY
RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces Normal Course Issuer Bid

Calgary, Alberta, August 9, 2002 - Gentry Resources Ltd. is pleased to announce that it intends to make a normal course issuer bid through the facilities of the Toronto Stock Exchange to buy up to 1,646,000 of its issued and outstanding Common Shares. This amount represents 10% of the public float portion of the issued and outstanding common shares of Gentry. At present, there are 21,925,243 common shares issued and outstanding with a public float of 16,461,280 common shares. The bid will commence August 13, 2002 and expire August 12, 2003 and any shares acquired pursuant to the bid will be returned to Treasury.

During the previous twelve-month period, Gentry purchased, pursuant to a previous normal course issuer bid, 667,600 common shares at an average price of $1.09 per share. These shares were subsequently cancelled.

The reason for the normal course issuer bid is that Gentry believes that from time to time the market price of the Common Shares may not reflect the underlying value of such shares and that, at such times, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares.

For Details, Contact: Hugh Ross, President & Chief Executive Officer (403) 264-6161
Ketan Panchmatia, Chief Financial Officer (403) 264-6161

Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSX Symbol: GNY

GENTRY
RESOURCES LTD.

MESSAGE TO SHAREHOLDERS

Gentry is pleased to announce its financial and operating results for the six months ended June 30, 2002.

OPERATING PERFORMANCE

Crude oil and ngls volumes increased 15% to 1,003 bbls/d during the first six months of 2002 compared to 874 bbls/d in the corresponding period in 2001. Natural gas sales increased 49% to 4,534 mcf/d from 3,046 mcf/d a year ago. The 2002 figures translate to 1,759 boe/d, up 27% from the 1,382 boe/d recorded in the first six months of 2001.

For the three-month period ending June 30, 2002, crude oil and ngl volumes were 980 bbls/d versus 858 bbls/d a year ago. Natural gas volumes were 4,605 mcf/d in the most recent quarter compared to 3,660 mcf/d in the comparative period. On a boe basis, production was 1,747 boe/d from April to June 2002, compared to 1,468 boe/d in the same period of 2001.

FINANCIAL PERFORMANCE

As a result of increased production, Gentry was able to increase its production revenues and cash flow from operations in spite of lower commodity prices. Net income fell primarily as a result of the $630,000 increase in the depletion and depreciation provision.

Production revenues for the first six months of 2002 increased to $8,665,108 compared with $8,292,212 in the corresponding period in 2001. Cash flow from operations increased 6% to $3,163,115 ($0.14 per share) compared to $2,973,860 ($0.14 per share) while net income was $908,104 ($0.04 per share) compared to $1,503,370 ($0.07 per share) a year ago.

For the second quarter of 2002, production revenues were $4,708,841 versus $4,209,704 in the second quarter of 2001, an increase of 12%. Cash flow from operations was $1,566,842 ($0.07 per share) compared to $1,522,259 ($0.07 per share) while net income fell to $505,637 ($0.02 per share) from $675,502 ($0.03 per share) a year ago.

This year's six-month crude oil and ngl prices averaged $30.73 per barrel compared to $26.59 per barrel in the first six months of 2001. Natural gas prices were down 49% from the highs in 2001, averaging $3.76 per mcf compared to $7.41 per mcf in the corresponding period. On a boe basis, prices were down 18%, averaging $27.22 in 2002 versus $33.15 a year ago.

For the current three-month period, crude oil and liquids averaged $34.46 per barrel and natural gas averaged $3.91 per mcf. This compares with $27.57 per barrel and $6.17 per mcf in the comparative period. These figures average out to $29.62 per boe in the second quarter of 2002 and $31.51 per boe in the second quarter of 2001.

OPERATIONS UPDATE

Princess, Southern Alberta Focus Area:

In the third quarter the Company drilled two successful Pekisko oil wells in the Princess area of southern Alberta. After perforation and a mild acid stimulation one well swabbed at rates in excess of 500 barrels of oil per day. The second well swabbed at rates in excess of 400 barrels of oil per day. Both of these wells were earning wells on the 70 sections of farmin lands Gentry has secured in the area. The Company has received approval from the Alberta Energy and Utilities Board ("AEUB") to install temporary oil batteries, which will allow for immediate production and evaluation of these wells. More information on these wells will become available by mid September. Gentry plans to drill four more Pekisko wells within the next eight weeks, two exploratory earning wells and two follow-up development wells on earned land. Prior to year-end Gentry anticipates drilling several more wells in the Princess area targeting Pekisko and Devonian reservoirs, both as earning wells and wells on earned lands. Gentry and its partners have very good quality 3D seismic coverage over most of the area and anticipate acquiring two more 3D surveys and additional 2D surveys prior to year-end.

Regarding gas production and gas sales from the Princess area, Gentry has filed an application with the EUB seeking approval to construct and operate a sweet gas processing facility. Gentry is pleased to report that, after extensive consultation with local residents and associations, no parties have objected to the application on either social or environmental grounds. Unfortunately, Gentry has received one objection from a competitive processing party. Gentry is taking all necessary steps to address this objection via the EUB's Appropriate Dispute Resolution program. Gentry is confident that its application fully complies with all guidelines and that the EUB's ADR program, and other available processes to resolve objections, will yield a timely and effective decision.

East Central Alberta Focus Area:

In other activity, the Gentry has drilled and tied in two successful gas wells on operated lands in east central Alberta since March of this year. As follow-up to these successes Gentry is in the process of licensing three more gas targeted locations with the expectation that drilling operations will begin within the next two months.

West Central Alberta Focus Area:

In addition to Gentry's continual development programs in its long life low decline unit acreage, the Company plans, early in the fourth quarter, to begin drilling operations on Company lands in the highly competitive W5 area of west central Alberta. This area is characterized by higher risk/higher reward targets that will exercise the skills and expertise developed by our exploration staff in the Western Canadian Basin. The Company looks forward to opening this third focus area in Alberta.

The Company is committed to growth through the drill bit. Aggressive drilling programs such as the Gentry's successful and ongoing Princess program will provide high impact and long-term corporate growth through large steps in production and reserves while the company's activities in areas requiring modest capital programs such as east central Alberta will provide near term steady growth.

Hugh G, Ross,
President & C.E.O.

August 29, 2002

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2002 AND DECEMBER 31, 2001
(unaudited)

ASSETS

	June 30, 2002	December 31, 2001
CURRENT		
Cash	$ 487,806	$ 244,227
Accounts receivable	2,442,937	1,854,813
Income taxes receivable	60,400	399,334
Prepaid expenses	273,414	252,468
	3,264,557	2,750,842
INVESTMENTS	1,395,489	1,488,242
CAPITAL ASSETS	26,291,059	23,929,037
	$ 30,951,105	$ 28,168,121

LIABILITIES & SHAREHOLDERS' EQUITY

	June 30, 2002	December 31, 2001
CURRENT		
Accounts payable	$ 3,151,520	$ 2,998,444
Income taxes payable	-	-
Bank debt	9,489,835	-
	12,641,355	2,998,444
LONG-TERM DEBT	-	7,569,123
FUTURE REMOVAL AND SITE RESTORATION COSTS	1,304,415	1,192,700
FUTURE INCOME TAXES	4,539,521	3,564,985
	18,485,291	15,325,252
SHARE CAPITAL	10,835,143	11,794,687
RETAINED EARNINGS	1,630,671	1,048,182
	12,465,814	12,842,869
	$ 30,951,105	$ 28,168,121

Director: *"Hugh G. Ross"*

Director: *"George Hawes"*

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS
FOR THE PERIODS ENDING JUNE 30, 2002
(unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
REVENUE				
Production	$ 4,708,841	$ 4,209,704	$ 8,665,108	$ 8,292,212
Less: royalties, net of Alberta Royalty Tax Credit	(969,432)	(765,860)	(1,832,790)	(1,646,348)
Interest and other	38,437	37,653	88,694	57,316
	3,777,846	3,481,497	6,921,012	6,703,180
EXPENSES				
Production	1,211,736	965,166	2,228,479	1,585,283
Depletion & depreciation	986,803	736,819	1,935,856	1,305,983
General & administrative	521,277	490,055	959,961	933,778
Interest on bank debt	92,302	87,702	167,387	157,744
	2,812,118	2,279,742	5,291,683	3,982,788
INCOME FROM OPERATIONS	965,728	1,201,755	1,629,329	2,720,392
OTHER INCOME (LOSS)				
Equity in income (loss) of investments	(51,541)	(11,138)	(81,491)	67,581
Loss on sale of investments	-	(40,933)	-	(40,933)
Dilution loss on investments	-	-	-	(70,926)
	(51,541)	(52,071)	(81,491)	(44,278)
INCOME BEFORE INCOME TAXES	914,187	1,149,684	1,547,838	2,676,114
INCOME TAXES				
Current	385,689	416,315	402,070	1,052,515
Future	22,861	57,867	237,664	120,229
	408,550	474,182	639,734	1,172,744
NET INCOME	505,637	675,502	908,104	1,503,370
Retained earnings (deficit), beginning of period	1,329,329	626,024	1,048,182	(127,314)
Subtract: excess of cost of shares acquired over stated value	(204,295)	(291,690)	(325,615)	(366,220)
Retained Earnings, end of period	$ 1,630,671	$ 1,009,836	$ 1,630,671	$ 1,009,836
NET INCOME PER SHARE				
Basic	$ 0.02	$ 0.03	$ 0.04	$ 0.07
Diluted	$ 0.02	$ 0.03	$ 0.04	$ 0.07

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING JUNE 30, 2002
(unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
OPERATING ACTIVITIES				
Net income	$ 505,637	$ 675,502	$ 908,104	$ 1,503,370
Add (deduct) items not requiring cash				
Depletion & depreciation	986,803	736,819	1,935,856	1,305,983
Equity in loss (income) of investments	51,541	11,138	81,491	(67,581)
Future income taxes	22,861	57,867	237,664	120,229
Loss on sale of investments	-	40,933	-	40,933
Dilution loss on investments	-	-	-	70,926
	1,566,842	1,522,259	3,163,115	2,973,860
Changes in non-cash working capital items	1,189,695	(710,119)	463,613	(644,123)
	2,756,537	812,140	3,626,728	2,329,737
INVESTING ACTIVITIES				
Acquisition of capital assets	(1,410,728)	(1,573,480)	(4,165,563)	(2,490,773)
Removal and site restoration costs	(12,364)	(5,816)	(20,599)	(29,893)
Acquisition of Sloane Petroleums, net of cash acquired	-	-	-	(1,728,845)
Acquisition of investments	-	(410,614)	-	(410,614)
Proceeds from sale of investments	-	286,523	-	286,723
Investment in subsidiary	-	-	-	(39,360)
Changes in non-cash working capital items	(1,002,718)	(70,774)	(395,600)	(399,513)
	(2,425,810)	(1,774,161)	(4,581,762)	(4,812,275)
FINANCING ACTIVITIES				
Proceeds from bank debt, net	(128,694)	1,649,238	1,920,712	3,053,514
Redemption of share capital	(358,594)	(454,325)	(581,913)	(623,944)
Proceeds on issuance of share capital	24,625	37,916	33,625	198,716
Changes in non-cash working capital items	(159,583)	(4,522)	(173,811)	132,291
	(622,246)	1,228,307	1,198,613	2,760,577
INCREASE (DECREASE) IN CASH	(291,519)	266,286	243,579	278,039
CASH, BEGINNING OF PERIOD	779,325	104,259	244,227	92,506
CASH, END OF PERIOD	$ 487,806	$ 370,545	$ 487,806	$ 370,545
CASH FLOW PER SHARE				
Basic	$ 0.07	$ 0.07	$ 0.14	$ 0.14
Diluted	$ 0.07	$ 0.07	$ 0.14	$ 0.14

NOTES TO THE JUNE 30, 2002 INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. ("Gentry" or the "Company") have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2001, other than described in note 2 below. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICIES
Incentive Stock Options

Effective January 1, 2002, Gentry adopted prospectively the Canadian Institute of Chartered Accountants' new accounting standard with respect accounting for stock-based compensation arrangements. Gentry has elected to use the intrinsic value based method of accounting for its stock option plans, whereby, no compensation expense is recorded for stock options that have an exercise price equal to the fair value of the stock at the date options are granted. Gentry will disclose the pro-forma results of using the fair value method, under which compensation expense is recorded based upon the estimated fair value of the options. Pro forma results will be presented only for the effects of options granted subsequent to January 1, 2002.

For six months ended June 30, 2002, there is no compensation expense related to the issue of incentive stock options.

Indebtedness

Effective for the fiscal period commencing January 1, 2002, the Canadian Institute of Chartered Accountants amended Canadian Generally Accepted Accounting Principals to require all borrowings, where the lender has the right to demand repayment within 12 months (other than in the event of default or breach of covenants) or where the lender has the right to refuse to roll-over the borrowing for a further lending period longer than 12 months, to be classified as current liabilities. While the nature of Gentry's debt has not changed, the accounting guidelines require that this loan must be classified as current.

3. CREDIT FACILITY

The Company has a direct revolving production loan to a maximum of $12,000,000 and is due on demand. The loan is available to Gentry by way of prime rate loans, banker's acceptances and letters of credit. Interest is payable monthly at prime per annum if the balance is $9,000,000 and less or prime plus 0.25% per annum if the balance is in excess of $9,000,000. The facility is secured by a general assignment of book debts, a first floating charged demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain capital assets, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties. The facility is subject to an annual review. This review will include a borrowing base re-determination and a full assessment of Gentry's financial position and operations.

On July 4, 2002 the facility was renewed. The only significant change in terms is interest will be charged at the rate of the bank's interest rate plus 0.75% on the loan, regardless of the balance outstanding.

4. SHARE CAPITAL

Gentry's authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares. No preferred shares have been issued.

Issued

Voting Common Shares	Number of Shares	Stated Value
Balance - December 31, 2001	22,317,343	$ 11,794,687
Exercise of stock options	72,500	33,625
Normal course issuer bid purchases	(494,600)	(256,299)
Reduction due to income tax deductions renounced to subscribers	-	(736,870)
Balance - June 30, 2002	21,895,243	$ 10,835,143

Reserved for Issuance

Stock Options	Number of Options	Weighted Avg. Exercise Price
Balance - December 31, 2001	2,502,500	$ 0.62
Granted	85,000	$ 1.20
Exercised	(72,500)	$ 0.46
Cancelled	(50,000)	$ 0.50
Balance - June 30, 2002	2,465,000	$ 0.65
Exercisable - June 30, 2002	2,011,663	$ 0.58

Corporate Information

directors

HUGH G. ROSS
President & Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

MICHAEL HALVORSON
President
Halcorp Capital Ltd.
Edmonton, Alberta

A. BRUCE MACDONALD
President
Stoneyfell Investments Inc.
Calgary, Alberta

GEORGE T. HAWES
President
G. T. Hawes & Co., Inc.
Plandome, New York

WALTER O'DONOGHUE
Partner
Bennett Jones
Calgary, Alberta

officers and management

HUGH G. ROSS
President and Chief Executive Officer

KETAN PANCHMATIA
Vice-President, Finance and
Chief Financial Officer

GORDON MCKAY
Vice-President, Exploration and Chief
Operating Officer

solicitors

Blake Cassels & Graydon LLP
Calgary, Alberta
Toronto, Ontario

auditors

Collins Barrow Calgary LLP
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Computershare Trust Company
Calgary, Alberta
Toronto, Ontario

stock exchange

Toronto Stock Exchange
Trading Symbol: GNY

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069

GENTRY
RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces First Half Results

Calgary, Alberta, August 29, 2002 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and six months ended June 30, 2002.

HIGHLIGHTS

- Average daily production for the second quarter increased 27% to 1,759 boe/d from 1,382 boe/d, recorded in the corresponding period of 2001.
- Crude oil and natural gas liquids for the period rose 15% to 1,003 bbls/d, while natural gas grew by 49% to 4,534 mcf/d.
- The Company's current daily production is 2,005 boe/d, weighted 49% to oil and liquids and 51% to natural gas.
- Cash flow increased 6% to $3,163,115 from $2,973,860 in the first six months of 2001.
- Gross revenues increased 4% to $8,665,108 from $8,292,212 recorded in the first six months of 2001.
- Gentry recorded a profit of $908,104 compared to $1,503,370 in the corresponding period of 2001.
- The Company has successfully added to its undeveloped land holdings with recent land acquisitions in its core areas.
- Recent drilling successes will add significant oil and gas volumes over the remainder of the year with the major increase anticipated for the fourth quarter upon the initial completion of the Company's Princess drilling program.

	Three months ended June 30			Six months ended June 30		
	2002	2001	Change	**2002**	2001	change
Financial						
Revenue	**$4,708,841**	$4,209,704	12 %	**$8,665,108**	$8,292,212	4 %
Cash flow from operations	**1,566,842**	1,522,259	3 %	**3,163,115**	2,973,860	6 %
Per share – basic	**0.07**	0.07	-	**0.14**	0.14	-
Per share – diluted	**0.07**	0.07	-	**0.14**	0.14	-
Net income	**505,637**	675,502	(25)%	**908,104**	1,503,370	(40)%
Per share – basic	**0.02**	0.03	(33)%	**0.04**	0.07	(43)%
Per share – diluted	**0.02**	0.03	(33)%	**0.04**	0.07	(43)%
Capital expenditures	**1,410,728**	1,573,480	(10)%	**4,165,563**	2,490,773	67 %
Bank debt				**9,489,835**	7,068,965	34 %

Common shares						
Weighted average – basic	**22,015,568**	21,166,980	4 %	**22,114,964**	21,000,897	5 %
Weighted average – diluted	**22,612,889**	21,636,536	-	**22,712,285**	21,470,453	6 %
End of period				**21,895,243**	20,877,694	5 %
Production						
Oil & liquids (bbls/d)	**980**	858	14 %	**1,003**	874	15 %
Gas (mcf/d)	**4,605**	3,660	26 %	**4,534**	3,046	49 %
Oil equivalent (boe/d)	**1,747**	1,468	19 %	**1,759**	1,382	27 %
Commodity Prices						
Oil & liquids per barrel	**$34.46**	$27.57	25 %	**$30.73**	$26.59	16 %
Gas per mcf	**3.91**	6.17	(37)%	**3.76**	7.41	(49)%
Per boe	**29.62**	31.51	(6)%	**27.22**	33.15	(18)%

Note: Gas is converted into boe on the basis of 6 mcf to 1 boe.

OPERATING PERFORMANCE

Crude oil and ngls volumes increased 15% to 1,003 bbls/d during the first six months of 2002 compared to 874 bbls/d in the corresponding period in 2001. Natural gas sales increased 49% to 4,534 mcf/d from 3,046 mcf/d a year ago. The 2002 figures translate to 1,759 boe/d, up 27% from the 1,382 boe/d recorded in the first six months of 2001.

For the three-month period ending June 30, 2002, crude oil and ngl volumes were 980 bbls/d versus 858 bbls/d a year ago. Natural gas volumes were 4,605 mcf/d in the most recent quarter compared to 3,660 mcf/d in the comparative period. On a boe basis, production was 1,747 boe/d from April to June 2002, compared to 1,468 boe/d in the same period of 2001.

FINANCIAL PERFORMANCE

As a result of increased production, Gentry was able to increase its production revenues and cash flow from operations in spite of lower commodity prices. Net income fell primarily as a result of the $630,000 increase in the depletion and depreciation provision.

Production revenues for the first six months of 2002 increased to $8,665,108 compared with $8,292,212 in the corresponding period in 2001. Cash flow from operations increased 6% to $3,163,115 ($0.14 per share) compared to $2,973,860 ($0.14 per share) while net income was $908,104 ($0.04 per share) compared to $1,503,370 ($0.07 per share) a year ago.

For the second quarter of 2002, production revenues were $4,708,841 versus $4,209,704 in the second quarter of 2001, an increase of 12%. Cash flow from operations was $1,566,842 ($0.07 per share) compared to $1,522,259 ($0.07 per share) while net income fell to $505,637 ($0.02 per share) from $675,502 ($0.03 per share) a year ago.

This year's six-month crude oil and ngl prices averaged $30.73 per barrel compared to $26.59 per barrel in the first six months of 2001. Natural gas prices were down 49% from the highs in 2001, averaging $3.76 per mcf compared to $7.41 per mcf in the corresponding period. On a boe basis, prices were down 18%, averaging $27.22 in 2002 versus $33.15 a year ago.

For the current three-month period, crude oil and liquids averaged $34.46 per barrel and natural gas averaged $3.91 per mcf. This compares with $27.57 per barrel and $6.17 per mcf in the comparative period. These figures average out to $29.62 per boe in the second quarter of 2002 and $31.51 per boe in the second quarter of 2001.

ACTIVITY

Princess, Southern Alberta Focus Area:

In the third quarter the Company drilled two successful Pekisko oil wells in the Princess area of southern Alberta. After perforation and a mild acid stimulation one well swabbed at rates in excess of 500 barrels of oil per day. The second well swabbed at rates in excess of 400 barrels of oil per day. Both of these wells were earning wells on the 70 sections of farmin lands Gentry has secured in the area. The Company has received approval from the Alberta Energy and Utilities Board ("AEUB") to install temporary oil batteries, which will allow for immediate production and evaluation of these wells. More information on these wells will become available by mid September. Gentry plans to drill four more Pekisko wells within the next eight weeks, two exploratory earning wells and two follow-up development wells on earned land. Prior to year-end Gentry anticipates drilling several more wells in the Princess area targeting Pekisko and Devonian reservoirs, both as earning wells and wells on earned lands. Gentry and its partners have very good quality 3D seismic coverage over most of the area and anticipate acquiring two more 3D surveys and additional 2D surveys prior to year-end.

Regarding gas production and gas sales from the Princess area, Gentry has filed an application with the EUB seeking approval to construct and operate a sweet gas processing facility. Gentry is pleased to report that, after extensive consultation with local residents and associations, no parties have objected to the application on either social or environmental grounds. Unfortunately, Gentry has received one objection from a competitive processing party. Gentry is taking all necessary steps to address this objection via the EUB's Appropriate Dispute Resolution program. Gentry is confident that its application fully complies with all guidelines and that the EUB's ADR program, and other available processes to resolve objections, will yield a timely and effective decision.

East Central Alberta Focus Area:

In other activity, the Gentry has drilled and tied in two successful gas wells on operated lands in east central Alberta since March of this year. As follow-up to these successes Gentry is in the process of licensing three more gas targeted locations with the expectation that drilling operations will begin within the next two months.

West Central Alberta Focus Area:

In addition to Gentry's continual development programs in its long life low decline unit acreage, the Company plans, early in the fourth quarter, to begin drilling operations on Company lands in the highly competitive W5 area of west central Alberta. This area is characterized by higher risk/higher reward targets that will exercise the skills and expertise developed by our exploration staff in the Western Canadian Basin. The Company looks forward to opening this third focus area in Alberta.

The Company is committed to growth through the drill bit. Aggressive drilling programs such as the Gentry's successful and ongoing Princess program will provide high impact and long-term corporate growth through large steps in production and reserves while the company's activities in areas requiring modest capital programs such as east central Alberta will provide near term steady growth.

Gentry currently has 21,925,243 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact: Hugh Ross, President & Chief Executive Officer (403) 264-6161
Ketan Panchmatia, Chief Financial Officer (403) 264-6161
Gordon McKay, Chief Operating Officer (403) 264-6161
Roger Fullerton, Manager, Investor Relations (952) 929-7243
Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSE Symbol: GNY